Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KingsCrowd, Inc.
101 Glen Lennox Drive
Chapel Hill, NC 27517
https://kingscrowd.com/

Up to $2,499,999.84 in Class A Common Stock at $0.18
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: KingsCrowd, Inc.
Address: 101 Glen Lennox Drive, Chapel Hill, NC 27517
State of Incorporation: DE
Date Incorporated: December 14, 2017

Terms:

Equity

Offering Minimum: $9,999.90 | 55,555 shares of Class A Common Stock
Offering Maximum: $2,499,999.84 | 13,888,888 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.18
Minimum Investment Amount (per investor): $499.86

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus - As a valued previous supporter or newsletter subscriber of KingsCrowd, you qualify for 15% bonus shares.

Time-Based Perks

Early Bird 1: Invest $499+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 22% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares

Flash Perk 1: Invest $2,500+ between day 30-35 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 55-60 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $499+ and receive 1 free month of Edge subscription for new subscribers

Tier 2 Perk: Invest $1,000+ and receive 3 free months of Edge subscription + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 6 months free Edge subscription + 10% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 1 year free Edge subscription + 12% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive 1 year Edge + 50% off minimum investment on KC Capital Fund + 15% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive 2 year Edge subscription + 50% off on KC Capital fund investment minimum + 50% reduction in carry fees + 20% bonus shares.

The 10% StartEngine Venture Club Bonus

KingsCrowd will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.18 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $18. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in

addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Company Overview

KingsCrowd is a comprehensive data-driven platform that powers the burgeoning digital private capital markets. Over the past seven years, KingsCrowd has built one of the most robust private equity database in the United States, offering standardized financial data on nearly 10,000 private companies. By leveraging cutting-edge AI technology, KingsCrowd delivers actionable insights to retail investors, institutions, and founders. Serving as a one-stop solution for data, advisory, and capital allocation, KingsCrowd has established itself as a definitive resource for the Reg CF and Reg A+ markets.

Business Model

KingsCrowd operates a multi-faceted business model that caters to consumers, institutions, and platforms within the private markets ecosystem. Revenue streams include subscriptions to data and analytics tools, advisory services for founders, and institutional data licensing. Additionally, the company has diversified by launching KingsCrowd Capital, a fund designed to provide unique investment opportunities. KingsCrowd also generates income through its robust portfolio management tools, which enable retail investors to track, analyze, and optimize their investments.

Intellectual Property

KingsCrowd's proprietary database is its core competitive advantage. The database aggregates real-time and historical data on private companies, including SEC filings, funding platform APIs, and crowdsourced user insights. This dataset provides comprehensive, accurate financial information and performance tracking, making KingsCrowd a prominent source of industry data. The company's technology also includes AI-powered analytics and valuation tools that deliver unique insights into market trends and company performance.

Corporate Structure

KingsCrowd, Inc. was initially organized as Kings Crowd LLC, a Delaware limited liability company on December 14, 2017 and converted to a Delaware corporation on December 29, 2020.

On April 4, 2025, KingsCrowd, Inc. (the "Company") entered into and consummated an Asset Purchase Agreement with CrowdCheck, Inc. and Nicole Loftus (together, the "Sellers"), pursuant to which the Company acquired substantially all of the assets related to the legal and compliance services business operated by CrowdCheck, Inc. The assets acquired include, but are not limited to, intellectual property, contractual rights, goodwill, customer lists, and operational records (collectively, the "Purchased Assets"). These assets were used in the conduct of a legal and compliance services business specializing in securities exemptions including Regulation CF, Regulation A, and Regulation D offerings.

As part of the transaction, KingsCrowd, Inc. paid consideration consisting of:

(i) A cash payment of $500,000 made directly to CrowdCheck Law LLP, and

(ii) A promissory note in the principal amount of $4,000,000 issued to CrowdCheck, Inc., which is payable over six years, subject to performance-based revenue payments and secured by the assets of the Company.

Additionally, KingsCrowd, Inc. received the consent of CrowdCheck Law LLP to the assignment of an intercompany agreement and has assumed various contractual rights and obligations through an Assignment and Assumption Agreement executed on the same date. The Company also entered into an Intellectual Property Assignment Agreement transferring unregistered trademarks and related IP rights associated with the acquired business

This acquisition represents a significant expansion of the Company's business operations into legal and regulatory compliance services, which will now operate as part of the Company's integrated platform for private market investing.

CrowdCheck Inc. (and moving forward KingsCrowd Advisory, Inc. dba CrowdCheck) and CrowdCheck Law LLP provide services to StartEngine.

Competitors and Industry

Competitors

KingsCrowd competes with major players in the financial data industry, such as PitchBook and Bloomberg, as well as smaller niche platforms focusing on private equity and crowdfunding. However, KingsCrowd's real-time, standardized financial data on private companies sets it apart. Unlike traditional platforms, KingsCrowd's data is specifically tailored to the fast-growing Reg CF and Reg A+ markets, offering unique insights into this emerging asset class.

Industry

The online private equity and debt markets are experiencing positive growth, with the sector projected to reach $13 trillion in transactions over the next decade. Trends driving this growth include companies staying private longer, the rise of retail investors, and regulatory advancements such as the JOBS Act and Reg CF updates. As a leader in the space, we believe we are well-positioned to capitalize on these shifts and solidify its role as the go-to data provider in this evolving industry.

Current Stage and Roadmap

Current Stage

KingsCrowd is at an inflection point, transitioning from early-stage growth to scalable expansion. The company has achieved over $3 million in lifetime sales. With a lean team of eight and a proven product-market fit, KingsCrowd is actively investing in outbound sales, marketing, and R&D to enhance its platform.

Future Roadmap

KingsCrowd aims to scale its operations by hiring dedicated sales and marketing teams to accelerate growth across its consumer and advisory segments. The company plans to launch new subscription tiers, develop advanced performance-tracking tools, and introduce a differentiated fund product. Additionally, KingsCrowd is focused on expanding its database to encompass over 100,000 private companies within the next decade, further cementing its market leadership in the digital private equity space.

THIS OFFERING DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT", "CAN" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Chris Lustrino

Chris Lustrino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Chris is the founder and CEO of KingsCrowd Inc., responsible for the strategy, growth and team management. He receives an annual salary of $142,000.

Other business experience in the past three years:

- Employer: Players TV
  Title: Advisor
  Dates of Service: August, 2022 - Present
  Responsibilities: Chris helps Players TV navigate capital raising strategy on an as needed basis, typically two to three

times a quarter.

Other business experience in the past three years:

- Employer: raisepapers
  Title: President
  Dates of Service: February, 2023 - Present
  Responsibilities: Chris runs sales and strategy for raisepapers, a majority owned subsidiary of Kingscrowd, Inc.

Other business experience in the past three years:

- Employer: The Kernel
  Title: Advisor
  Dates of Service: October, 2024 - Present
  Responsibilities: Chris helps this organization navigate the RegCF space with knowledge sharing and industry connections.

Other business experience in the past three years:

- Employer: Smile Dating App
  Title: Advisor
  Dates of Service: November, 2021 - November, 2022
  Responsibilities: Chris helped Smile navigate capital raising strategy.

Name: Cecilia Lenk

Cecilia Lenk's current primary role is with Netcapital, Inc.. Cecilia Lenk currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Cecilia is on the board and helps to manage the board alongside Chris Lustrino and Daniel Waterman. She does not receive cash compensation.

Other business experience in the past three years:

- Employer: Netcapital, Inc.
  Title: CEO, Netcapital Advisors Inc.
  Dates of Service: November, 2020 - Present
  Responsibilities: Cecilia leads the Netcapital Advisors business as Chief Executive.

Name: Daniel Waterman

Daniel Waterman's current primary role is with Coldwell Banker Residential Real Estate. Daniel Waterman currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Daniel assists on the board alongside Chris Lustrino and Cecilia Lenk. Daniel does not receive cash compensation.

Other business experience in the past three years:

- Employer: Coldwell Banker Residential Real Estate
  Title: Realtor
  Dates of Service: December, 2015 - Present
  Responsibilities: Assist clients with the purchase and sale of homes.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits
KingsCrowd was formed on December 14, 2017. Accordingly, the Company has a limited history upon which an evaluation

of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KingsCrowd, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Kingscrowd is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Acquisition of Crowd Diligence Inc. May Pose Integration Risks.
We have completed the acquisition of Crowd Diligence Inc., and as we integrate its operations, we may encounter challenges, including aligning business processes, systems, and corporate cultures. Successfully managing these integration efforts will require significant time and resources, and any delays or inefficiencies could impact our operations and financial performance. Additionally, the issuance of shares as consideration for the acquisition has resulted in dilution to existing stockholders, which may affect the market value of our stock. There is no guarantee that the expected benefits of the acquisition will be realized as anticipated.

We may be unable to successfully integrate the acquired business, which could adversely affect our operations and financial condition.
Integrating the operations, personnel, and assets of CrowdCheck, Inc. presents challenges. We may face difficulties in combining systems, aligning teams and cultures, and unifying business practices. If the integration process is inefficient or incomplete, it could divert management attention and negatively impact our performance.

The acquisition includes a significant debt obligation, which could strain our liquidity and limit future strategic options.
As part of the acquisition, we will issue a $4,000,000 promissory note and agreed to make monthly payments tied to net income and offering proceeds. These obligations could impair our ability to raise capital, invest in growth, or respond to business challenges. If revenues underperform, we may face challenges meeting our repayment schedule.

We are entering a heavily regulated industry and may be subject to increased legal and compliance risks.
The acquired business provides legal and compliance services related to securities exemptions (e.g., Regulation CF, A, and D). This exposes us to evolving regulatory requirements, including those imposed by the SEC and FINRA. Any failure to maintain compliance could result in fines, reputational damage, or revocation of certain rights or licenses.

There is no assurance that the acquired business will perform as expected or generate anticipated revenues.
The future performance of the acquired assets depends on multiple factors, including client retention, regulatory shifts, and market demand for compliance services. Historical performance may not be indicative of future results, and actual outcomes may differ materially from our expectations.

The success of the acquired business may depend on certain individuals, and we may not be able to retain them.
Our ability to realize the value of the acquisition may depend on retaining key individuals associated with the acquired business, including subject matter experts in legal compliance. If we are unable to retain or replace such talent, it may affect client relationships and service delivery.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nantascot LLC (Majority Owned and Managed by Daniel Waterman)	8,384,865	Class B Common Stock	44.55%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 13,888,888 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 150,000,000 with a total of 64,940,061 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursuant to warrants reserved for issuance.

The total amount outstanding does not include 6,857,158 shares to be issued pursuant to shares reserved for issuance under the Company's stock plan.

The total amount outstanding does not include 1,237,015 shares that were recently issued in connection with the Company's acquisition of Crowd Lustro.

Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events.

Class B Common Stock

The amount of security authorized is 15,000,000 with a total of 12,427,839 outstanding.

Voting Rights

10 votes per share.

Material Rights

Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the

Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Additionally, this valuation calculation does not take into account certain securities that may be issued in the near future by the Company. Please refer to the Company Securities section and the company risk factors to further understand how this may impact your investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $775,000.00
  Number of Securities Sold: 775,000
  Use of proceeds: General operations
  Date: December 15, 2022
  Offering exemption relied upon: 506(c)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $976,250.00
  Number of Securities Sold: 6,101,562
  Use of proceeds: General operations
  Date: February 01, 2024
  Offering exemption relied upon: 506(c)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $308,721.00
  Number of Securities Sold: 1,927,631
  Use of proceeds: General operations
  Date: April 30, 2024
  Offering exemption relied upon: Regulation CF

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $743,200.00

Number of Securities Sold: 4,645,000
Use of proceeds: General operations
Date: December 31, 2024
Offering exemption relied upon: 506(c)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $4,291,847.00
  Number of Securities Sold: 5,127,062
  Use of proceeds: General Operations ($3,739,301 was paid to the Company and $552,546 was paid to certain selling shareholders, including Christopher Lustrino, our president and a director, and an affiliate of Daniel Waterman, a director of the Company.)
  Date: April 28, 2023
  Offering exemption relied upon: Regulation A+

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $204,107.50
  Number of Securities Sold: 1,237,015
  Use of proceeds: Shares issued in connection with Crowd Lustro acquisition
  Date: January 02, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $576,460 compared to $716,965 in fiscal year 2023.

This was largely driven by a growth in new lines of revenue, most notably our founder advisory business (run under the business name, raisepapers). This business, which we acquired a majority stake in at the beginning of 2023, allows us to provide software that streamlines the process of filing form Cs, 1-As, Ds and C-ARs. We have leveraged our database of 9,000+ RegCF and RegA+ raises to create powerful templates and insights to help guide the filing process. Additionally, we have begun to grow our sponsorship and data business lines as well. Our sponsorship business allows us to capture more value from our user audience while also creating more value for them with strong strategic sponsor partners that often provide education to our subscribers on topics regarding other alternative assets such as real estate outside of our ratings and tracking scope. Lastly, our data business is just beginning to emerge as our six plus year track record begins to provide enough aggregate data to be meaningful to more institutional partners. Despite the consumer investment markets being down across RegCF and RegA+, our expansion of business lines is creating a more resilient, better diversified and stronger foundation to build a scalable business going forward.

Cost of Sales

Cost of Sales for fiscal year 2022 was $5,705,385 compared to $4,466,408 in fiscal year 2023.

The decrease was driven by a significant pull back in overhead spend as the tech markets turned negative and the need to extend runway and work towards a right sized business became apparent. We conducted multiple workforce reduction rounds to right size the business and to create a more sustainable business going forward. We also worked to reduce software related cost by working with our vendors to find areas we could pull back on spend and instituted far tighter budget controls on a go-forward basis.

Expenses

Expenses for fiscal year 2022 were $5,705,385 compared to $4,466,408 in fiscal year 2023.

The decrease was primarily attributable to a decrease of $1,461,333 in personnel-related and subcontractor expenses and a decrease of $103,703 in dues and subscriptions offset by an increase of $182,964 in professional fees and an increase of $179,519 in stock compensation.

Historical results and cash flows:

The Company is currently in the early growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have built a lean business structure and leaned heavily into building out our business/revenue lines. Additionally, we have formed our position in a fast growing market that we think is entering a phase of strong growth that we will aim to be a leader in. Past cash was primarily generated through sales and equity investments. Our goal is to maintain a low burn and be flexible enough to achieve break-even if needed. We are entering a phase where we feel we have found product market fit both with our consumer and advisory offerings and will look to lean into the growth of both of these business lines. We believe with the addition of very few new team members focused on sales and marketing we can begin to scale these revenue lines without adding significant overhead. We plan to lead with sales growth and fill in additional overhead support if needed on the backs of that growth. We also plan to employ agencies such as marketing agencies where possible, which provides far more flexibility in terms of flexing up and down spend. We aim to be a far more agile and lean team that can drive significant revenue growth with the core financial overhead already in place.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 10th, 2025, the Company has capital resources available in the form of a line of credit for $72,631 from Headway Capital, and $362,335 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our continued investment in our team including data analysis, R&D and marketing/content.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 40 - 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $10,000, we anticipate the Company will be able to operate for seven to nine months. This is based on a current monthly burn rate of $30,000-$40,000 for expenses related to salaries, R&D and general administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for three to four years. This is based on a projected monthly burn rate of $50,000 for expenses related to salaries, R&D, general administrative expenses and sales and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future equity raises and debt raises. There are no additional equity raises planned but it is something we will always consider based on growth, market conditions, etc. Future debt raises will be based on considering non-dilutive funding especially if we have a clear sense of CAC in the consumer space, we can lead with debt to drive growth knowing we can cover debt payments with growth, without needing to raise dilutive funding.

Indebtedness

- Creditor: Stripe Capital
  Amount Owed: $19,215.00
  Interest Rate: 9.8%
  Maturity Date: July 10, 2025

- Creditor: CFG Merchant Solutions
  Amount Owed: $10,198.00
  Interest Rate: 15.72%
  Maturity Date: March 06, 2025

- Creditor: Gynger
  Amount Owed: $1,811.00
  Interest Rate: 6.0%
  Maturity Date: April 27, 2025

- Creditor: Scott Group LLC
  Amount Owed: $234,523.00
  Interest Rate: 9.0%
  Maturity Date: November 09, 2027

Related Party Transactions

- Name of Entity: Lawbot, LLC
  Names of 20% owners: Kingscrowd, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: There is currently no outstanding balance with respect to this transaction.
  Material Terms: In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes had a simple interest rate of 12% per annum and matured on March 31, 2026, as amended. As of December 31, 2023, the total principal of $284,843 and the accrued interest of $134,779 remain outstanding. During the year ended December 31, 2023, the interest expense recognized amounted to $27,668. There is currently no outstanding balance with respect to this transaction.

Valuation

Pre-Money Valuation: $13,926,222.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The Company only has Common Stock outstanding. The Company does not have any convertible securities currently outstanding.

In making this fully diluted valuation calculation, the Company has not taken into account any shares that may issued pursuant to stock options reserved for issuance or outstanding warrants.

Additionally, the company has not taken into account shares that may be issued in connection with recent acquisitions (see company securities section for additional information).

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $2,499,999.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  17.5%
  We will use 15-20% of the funds raised for continued tech development investments including the buildout of our founder advisory business functions including the integration of our raisepapers platform into the backend of Kingscrowd providing one tech platform to power both lines of business. We will also invest in integrating in investor relations tool that founders can utilize to more efficiently provide data and updates to their investors. We will continue to add unique new features to Kingscrowd, most importantly, more tracking and update capabilities for investors to better follow their investment portfolio performance

- Company Employment
  25.0%
  We will use 20-30% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, tech and investment analysis. Wages to be commensurate with training, experience and position.

- Market and Sales
  35.0%
  We will use 30-40% of the funds to invest in sales and marketing budget to support outbound marketing campaigns and lead generation both for our consumer subscription/capital business as well as our founder advisory business. This will include everything from social media marketing, attending events, sponsoring events and newsletters, partnering with referral partners, and other campaigns deemed valuable to capturing our core audience of users across our unique revenue lines.

- Working Capital
  7.5%
  We will use 5-10% of the funds for working capital to cover expenses for the general operation of our business including necessary softwares, subscriptions, office space, etc. needed as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  7.5%
  We will use 5-10% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://kingscrowd.com/ (https://kingscrowd.com/annual-reports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kingscrowd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR KingsCrowd, Inc.

[See attached]

KingsCrowd, Inc. and subsidiaries
(a Delaware Corporation)

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2023 and 2022

KingsCrowd, Inc.

TABLE OF CONTENTS

IndigoSpireCPA

INDEPENDENT AUDITOR'S REPORT

To: Board of Directors, KingsCrowd, Inc.

We have audited the accompanying financial statements of KINGSCROWD, INC. and subsidiaries (the "Company"), which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders' equity, and cash flows for the years thus ended, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholders' deficit and its cash flows for 2023 calendar year and the inception period from September 8, 2022 through December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpireCPA, PC

IndigoSpireCPA, PC
San José, California

November 12, 2024

KINGSCROWD, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and December 31, 2022

	December 31	
	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 427,009	$ 581,960
Subscription receivable	13,750	25,000
Accounts receivable	78,329	-
Other receivables	1,324	-
Prepaid stock compensation	-	71,679
Deposit	-	11,604
Total Current Assets	520,412	690,243
Non-Current Assets:		
Investment in SAFE	50,000	-
Property and equipment, net	1,671	4,409
Intangible assets, net	2,761,432	3,319,298
Goodwill	649,973	-
Total Non-Current Assets	3,463,076	3,323,707
TOTAL ASSETS	$ 3,983,488	$ 4,013,950

See Independent Auditor's report and accompanying notes, which are an integral part of these consolidated financial statements.

	December 31	
	2023	2022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 329,366	$ 78,666
Deferred revenue	238,456	260,196
Due to members	284,843	-
Loans payable	223,707	132,110
Acquisition payable	369,020	369,020
Other current liabilities	169,750	31,944
Total Current Liabilities	1,615,142	871,936
Non-current Liabilities:		
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	6,389	6,389
Total Liabilities	1,621,531	878,325
Stockholders' Equity:		
Class A common stock, $0.0001 par value, 150,000,000 shares authorized, 54,096,689 and 44,631,838 shares issued and outstanding as of December 31, 2023 and 2022, respectively	5,410	4,465
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,427,839 and 12,427,839 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,242	1,242
Additional paid-in capital	17,029,318	14,333,244
Accumulated deficit	(14,856,856)	(11,203,326)
Total stockholders' equity attributable to KingsCrowd, Inc.	2,179,114	3,135,625
Non-controlling interests	182,843	-
Total Stockholders' Equity	2,361,957	3,135,625
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,983,488	$ 4,013,950

See Independent Auditor's report and accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022

	December 31	
	2023	2022
Net revenues	$ 716,965	$ 576,460
Operating Expenses:		
General, administrative, and operations	3,517,839	4,012,786
Research and development	654,248	1,301,536
Sales and marketing – customer list amortization	41,002	123,007
Sales and marketing	253,319	268,056
Total Operating Expenses	4,466,408	5,705,385
Loss from operations	(3,749,443)	(5,128,925)
Other Income/(Expense):		
Interest expense	(102,642)	(83,356)
Others - net	86,262	155,500
Total Other Income/(Expense)	(16,380)	72,144
Provision for income taxes	-	-
Net loss	$ (3,765,823)	$ (5,056,781)
Net loss attributable to KingsCrowd, Inc.	(3,653,530)	(5,056,781)
Net loss attributable to non-controlling interests	(112,293)	-
	(3,765,823)	(5,056,781)
Weighted average common shares outstanding -Basic and Diluted	63,332,100	53,810,662
Net loss per common share attributable to KingsCrowd, Inc. stockholders -Basic and Diluted	$ (0.06)	$ (0.09)

See Independent Auditor's report and accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2023 and 2022

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total	Non-controlling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance at December 31, 2022	44,631,838	$ 4,465	12,427,839	$ 1,242	$ 14,333,244	$ (11,203,326)	$ 3,136,625	$ -	$ 3,136,625
Issuance of common stock - Reg D	6,139,063	614	-	-	1,065,602	-	1,066,216	-	1,066,216
Issuance of common stock - advisors	1,813,900	181	-	-	569,803	-	569,984	-	569,984
Issuance of common stock - consultants	885,464	88	-	-	753,506	-	753,594	-	753,594
Issuance of common stock - employees	506,424	50	-	-	187,175	-	187,225	-	187,225
Issuance of common stock - contractor	120,000	12	-	-	119,988	-	120,000	-	120,000
Non-controlling interest portion of investment in subsidiary	-	-	-	-	-	-	-	295,136	295,136
Net loss	-	-	-	-	-	(3,653,530)	(3,653,530)	(112,293)	(3,765,823)
Balance at December 31, 2023	54,096,689	$ 5,410	12,427,839	$ 1,242	$ 17,029,318	$ (14,856,856)	$ 2,179,114	$ 182,843	$ 2,361,957
Balance at December 31, 2021	35,083,420	$ 3,510	12,683,313	$ 1,268	$ 6,088,271	$ (6,146,546)	$ (53,497)	$ -	$ (53,497)
Issuance of common stock - Reg A	2,900,801	290	(255,474)	(26)	2,645,064	-	2,645,328	-	2,645,328
Issuance of common stock - Reg D	700,000	70	-	-	699,930	-	700,000	-	700,000
Issuance of common stock - advisors	908,158	91	-	-	337,348	-	337,439	-	337,439
Issuance of common stock - consultants	1,147,349	115	-	-	1,032,583	-	1,032,698	-	1,032,698
Issuance of common stock - employees	144,500	14	-	-	144,486	-	144,500	-	144,500
Issuance of common stock - contractor	80,000	8	-	-	79,992	-	80,000	-	80,000
Issuance of common stock - asset purchase agreements	3,667,610	367	-	-	3,667,243	-	3,667,610	-	3,667,610
Offering costs	-	-	-	-	(361,673)	-	(361,673)	-	(361,673)
Net loss	-	-	-	-	-	(5,056,780)	(5,056,780)	-	(5,056,780)
Balance at December 31, 2022	44,631,838	$ 4,465	12,427,839	$ 1,242	$ 14,333,244	$ (11,203,326)	$ 3,136,625	$ -	$ 3,136,625

See Independent Auditor's report and accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	December 31	
	2023	2022
Cash flows from operating activities		
Net loss	$ (3,765,823)	$ (5,056,781)
Adjustments to reconcile net loss to net cash used in operating activities:		
Security deposits forfeiture	7,329	-
Customer list amortization	-	123,007
Depreciation and amortization	593,169	436,587
Stock-based compensation	1,702,478	1,522,958
Loan fees	16,923	73,870
Interest expense	27,668	-
Gain from reversal of accumulated commission expense	-	(152,464)
Net cash acquired with the subsidiary	27,564	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(51,498)	-
(Increase)/Decrease in other receivables	-	-
(Increase)/Decrease in deposit	4,275	42,489
Increase/(Decrease) in accounts payable	155,851	6,484
Increase/(Decrease) in deferred revenue	(21,740)	(94,239)
Increase/(Decrease) in other current liabilities	(3,105)	(29,443)
Net cash used in operating activities	(1,306,910)	(3,127,532)
Cash flows from investing activities		
Purchase of property and equipment	-	(1,659)
Purchase of website	-	(50,000)
Net cash used in investing activities	-	(51,659)
Cash flows from financing activities		
Proceeds from loans	358,959	324,320
Repayments of loans	(284,466)	(504,908)
Proceeds from issuance of Class A common stock	1,077,466	3,918,896
Proceeds from warrant exercise	-	230,991
Offering costs	-	(344,673)
Net cash provided by financing activities	1,151,959	3,624,626
Net change in cash	(154,951)	445,435
Cash at beginning of the year	581,960	136,525
Cash at end of the year	$ 427,009	$ 581,960
Supplemental disclosure of cash flow information:		
Cash paid for interest expense	$ 40,781	$ 83,356
Cash paid for income tax	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Fair value of website asset acquired	$ -	$ 1,500,000
Fair value of licensed intellectual property	$ -	$ 2,167,610

See Independent Auditor's report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

KingsCrowd, Inc. (the "Company") is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

- Education - Providing expert editorial content in addition to "how-to" guides and tools.
- Analytics - Offering standardized deal ratings and synthesized data analytics.
- Research - Combining in-house market research with crowd-sourced research.
- Recommendations - Providing "Top Deal" picks and access to expert network due diligence.

On November 8, 2021, KingsCrowd Capital, LLC was incorporated as a limited liability company under the laws of the State of Delaware and KingsCrowd, Inc. is the sole member.

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC ("LawBot"), or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025. LawBot, LLC was founded to make EDGAR filing simple and easy and to provide high-quality SEC form drafts for crowdfunding platforms, their issuers, law firms, and their clients.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include all accounts of KingsCrowd, Inc., KingsCrowd Capital, LLC and LawBot, LLC. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has not yet produced profits and is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company had cash of $27,071 and $310,206, respectively, in excess of federally insured limits, and is therefore subject to significant credit risk and exposed to potential losses on these uninsured deposits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

An allowance for doubtful accounts reserve of $363,781 was recorded as of December 31, 2023.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value and primarily relate to the stock offerings.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

Computer equipment	3 years
Customer list	3 years
Website	3 years
Software	5-15 years
License	indefinite

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible assets for the years ended December 31, 2023 and 2022.

Goodwill

The Company records goodwill when it acquires businesses and recognizes the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is not amortized but is subject to annual impairment testing as of the reporting date. The impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value is determined to be less than the carrying amount, an impairment loss is recognized, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company performs its semi-annual impairment test and whenever events or changes in circumstances suggest that the carrying amount of goodwill may not be recoverable. The determination of fair value involves significant management judgment and estimation. Key assumptions include projected future cash flows, discount rates, and other factors that could impact the fair value assessment. The Company reviews and updates the assumptions used in the

impairment test regularly to reflect changes in business conditions. Any impairment losses identified are recorded in the consolidated statement of operations in the period in which they are determined.

As of December 31, 2023, no impairment indicators were identified, and the Company believes that the carrying value of goodwill is recoverable. The Company will continue to monitor events and circumstances that could impact the recoverability of goodwill and will perform impairment testing as required by accounting standards.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in the value of property and equipment or intangible assets was recognized for the years ended December 31, 2023 and 2022.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Non-controlling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and consolidated statements of changes in stockholders' equity. Net income (loss) attributable to non-controlling interests is reflected separately from consolidated net income (loss) in the consolidated statements of operations and consolidated statements of changes

in stockholders' equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has non-controlling interests via its subsidiary LawBot, LLC.

During the years ended December 31, 2023 and 2022, the Company recorded a loss of $112,293 and $0, respectively, attributable to non-controlling interests.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

LawBot, LLC derives revenue from creating, filing and managing all of the customers' capital raising documents online. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied at a point in time when the customer selects, completes and submits a form on LawBot's online platform.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of both December 31, 2023 and 2022, $0 of revenues were not yet closed out of escrow.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $238,456 and $260,196 as of December 31, 2023 and 2022, respectively, recognized as deferred revenue in the consolidated balance sheets.

Disaggregated Revenue Information

	December 31	
	2023	**2022**
Type of good or service:		
Subscription	$ 337,728	$ 576,460
Forms	335,322	-
Others	43,915	-
Total revenue from contracts with customers	$ 716,965	$ 576,460
Timing of revenue recognition:		
Good or service transferred over time	$ 337,728	$ 576,460
Good or service transferred at a point in time	379,237	-
	$ 716,965	$ 576,460

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2023 and 2022 totaled $21,613 and $25,528, respectively.

Research and Development

Research and development costs are expensed as incurred.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The Company leases office spaces with a lease term of 6 to 12 months. The adoption of ASC 842 had no impact on the Company's consolidated balance sheet as of December 31, 2023 and 2022.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of

the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect

attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,765,823 and $5,056,781 during the years ended December 31, 2023 and 2022, respectively, has an accumulated deficit of $14,856,856 as of December 31, 2023, has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022, and lacks liquid assets to satisfy its obligations as they come due with a working capital deficit of $1,094,730 as of December 31, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: INVESTMENT IN SAFE

In December 2022, LawBot, LLC purchased a Simple Agreement for Future Equity ("SAFE") notes of So. Capital Inc., which is now owned by Crowd Diligence, Inc., in the amount of $50,000. The conversion is effective upon Crowd Diligence, Inc. closing an equity funding round of at least $100,000. In May 2023, in exchange for this, Crowd Diligence, Inc. issued to LawBot, LLC the right to certain shares of its capital stock. The discount rate is 20% and the valuation cap is $3,750,000. LawBot, LLC may convert the SAFE to a number of shares of the CF Shadow Series of Preferred

Stock in the first equity financing from which Crowd Diligence, Inc. receives gross proceeds of not less than $1,000,000, or elect to continue the term of the SAFE without converting the purchase amount to capital stock. The investment is carried at cost less impairment losses and is assessed for impairment semi-annually.

NOTE 5: NON-CURRENT ASSETS

As of December 31, 2023 and 2022, property and equipment and intangible assets consisted of the following:

	December 31, 2023				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 325,867	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(9,848)	(323,712)	(369,020)	(958,333)	-
Net Book Value	$ 1,671	$ 2,155	$ -	$ 591,667	$ 2,167,610

	December 31, 2022				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 2,961	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	2,961	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(7,110)	(609)	(561,746)	(441,667)	-
Less: Reversal	-	-	233,729	-	-
Adjusted accumulated depreciation and amortization	(7,110)	(609)	(328,017)	(441,667)	-
Net Book Value	$ 4,409	$ 2,352	$ 41,003	$ 1,108,333	$ 2,167,610

Depreciation and amortization totaled $593,169 and $559,593 for the years ended December 31, 2023 and 2022, respectively. The cost of fully depreciated and amortized assets still being used amounted to $373,115 and $2,911 as of December 31, 2023 and 2022, respectively. Intangible assets with a cost basis of $2,244,887 and $1,921,981 have a weighted average remaining useful life of 1.37 and 2.46 years as of December 31, 2023 and 2022, all respectively, and will be recognized on a straight-line basis over the remaining amortization period.

In 2023, the Company recorded goodwill of $649,974 upon its acquisition of its subsidiary, Lawbot. The goodwill is assessed for impairment semi-annually and as of December 31, 2023, no impairment losses were determined to be necessary. See Note 6.

<u>License</u>

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019. The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets. When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units

of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

In February 2022, the agreement was amended to extend the duration of the exclusive license into perpetuity, waive the right of the licensor to any fees not already paid by the Company as licensee, waive any fees that might be contemplated by the original agreement, and deliver to licensor shares of common stock equivalent to 4% of the outstanding Class A common stock of the Company as of March 31, 2021. As a result, the Company issued 2,167,610 shares of Class A common stock to the licensor on the same date of this amended agreement. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share and the value was recorded as an indefinite-lived intangible asset.

See Note 6 for the discussion of customer list and website.

NOTE 6: ACQUISITIONS

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the "Seller") in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset. The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimated that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company had recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset. The Company reassessed the purchase price at the end of the reporting period based on the actual revenues generated from the date of the acquisition to the reporting date. As a result, customer list and acquisition payable were reduced to $369,020 and a gain from reversal of accumulated amortization amounting to $152,464 was recognized during the year ended December 31, 2022.

The amortization was recorded as "sales and marketing – customer list amortization" operating expense in the consolidated statements of operations in the amount of $41,002 and $123,006 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, acquisition payable amounted to $369,020.

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for an aggregate consideration of $50,000 paid on April 2022. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is amortized over the three-year estimated useful life of the asset (see Note 5).

Technori

On February 25, 2022, the Company entered into an agreement to purchase certain assets of Technori, LLC, operated on the internet in connection with its website, for an aggregate consideration of 1,500,000 shares of Class A common stock of the Company, which were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of websites, social media accounts, domain names, newsletter, subscriptions and all Technori digital assets, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is amortized over the three-year estimated useful life of the asset (see Note 5).

Lawbot

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC ("LawBot"), or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025.

The consideration paid for this acquisition was $250,000 of cash and 1,000,000 warrants (the "Warrants") to purchase Class A Common Stock (the "Common Stock") of KingsCrowd at an exercise price of $1.20 per share, which the Company valued under the Black-Scholes method at $344,000, resulting in total purchase consideration of $594,000.

Upon acquisition, the Company recorded the assets and liabilities of Lawbot at fair value, resulting in the recognition of assets of $138,283 and liabilities of $489,393. The excess of the consideration paid over the net identifiable assets received resulted in the recognition of goodwill of $649,974 and non-controlling interests in the net assets (contra-equity) of $295,136.

The Company obtained a loan in connection with this acquisition, as discussed in Note 7.

NOTE 7: LOANS

In 2021 and 2022, the Company entered into short-term agreements with non-bank entities under which future accounts receivable may be purchased for a discount. Repayments are made monthly and the loans are secured by Company's assets under the agreements' terms. The Company received a total of $0 and $181,893 under such relationships and incurred fees of $0 and $32,099 during the years ended December 31, 2023 and 2022, all respectively. The fees incurred were recorded as a discount to the loans and amortized to interest expense over the 12-month contract term. The Company repaid a total of $89,145 and $400,855, including payment for fees amounting to $7,329 and $63,796, during the years ended December 31, 2023 and 2022, all respectively. The balance due as of December 31, 2023 and 2022 was $0 and $81,816, respectively.

In January and November 2022, the Company obtained loans from Celtic Bank through Stripe Capital Program, a business loan program for users of Stripe, Inc.'s payment processing platform. As of December 31, 2023 and 2022, the Company received a total of $26,900 and $142,427 and incurred a fixed fee assessed by the bank totaling $3,658 and $18,619 which represents the total cost of the loan, all respectively. The repayment rate of the principal and fixed fee is 20% of daily merchant receivables withheld by Stripe, Inc. to repay the loan. The Company repaid $63,675 and $104,053 during the years ended December 31, 2023 and 2022, respectively. Of such, during the years ended December 31, 2023 and 2022, $9,594 and $10,071, respectively, relate to the fixed fee which were recorded as interest expense in the consolidated statement of operations. The balance outstanding as of December 31, 2023 and 2022 was $21,817 and $48,445, respectively.

The Company obtained a loan with a principal amount of $250,000 from Gold Ridge Micro Cap II. The proceeds were solely for the purchase of membership interests in LawBot. The term loan bears interest of 12% per annum, matures on December 31, 2025, and is secured by the Company's right, title and interest in the equity interests in LawBot LLC. The balance outstanding as of December 31, 2023 was $183,163.

NOTE 8: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and profit interests in the Company. These units have been issued to the founding members and were attributed zero value in these financial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit. All shares and warrants reflected in these financial statements are indicative of post-split figures and the par value of the issued shares was recorded with the offset to additional paid-in capital.

In April 2023, the Company amended its certificate of incorporation. The Company is authorized to issue 150,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 15,000,000 shares of Class B Common Stock, par value $0.0001 per share.

As of December 31, 2023 and 2022, 12,427,839 and 12,427,839 shares of Class A common stock and 11,594,551 and 11,594,551 shares of Class B common stock of the founders were issued and outstanding, all respectively.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company's assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company's securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

	December 31	
	2023	2022
Balance at beginning of the year*	12,827,439	12,011,248
Granted	2,112,553	903,357
Forfeited	(564,813)	(87,166)
Balance at end of the year	14,375,179	12,827,439

**3,054,199 shares of Class A common stock issued in 2018 have been attributed zero value in these financial statements. All shares vested as of December 31, 2023 and 2022. The remaining 119,891 shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date. All shares vested as of December 31, 2023 and 2022.*

During the years ended December 31, 2023 and 2022, 3,325,787 and 2,280,007 shares of Class A common stock were issued and vested and $1,702,478 and $1,594,637 were recorded as stock-based compensation expense in the consolidated statement of operations, all respectively. As of December 31, 2023 and 2022, 656,451 and 2,486,119, shares of Class A common stock remained subject to vesting terms, respectively.

Regulation A and D Offering

In 2021, the Company qualified to offer up to 15,000,000 shares of Class A common stock under Regulation A. Of the 15,000,000 shares of Class A common stock being offered, (i) the Company is offering up to an aggregate of 13,000,000 newly issued shares of Class A common stock and (ii) certain selling stockholders are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding ("Regulation A Offering"). The shares being offered by one of the

selling stockholders are held as shares of Class B common stock, which shares will convert into shares of Class A common stock upon the sale of such shares in the Regulation A Offering. During the year ended December 31, 2022, the Company issued new shares of Class A common stock totaling 2,645,327 and 1,097,893 for gross proceeds of $2,645,328 and $1,097,893 at a price per share of $1.00 and the selling stockholders sold 255,474 and 35,838 shares of Class A common stock and 255,474 and 35,838 shares of Class B common stock, all respectively.

The Company also issued 100,000 and 700,000 shares of Class A common stock under a Regulation D offering for gross proceeds of $100,000 and $700,000 during the years ended December 31, 2023 and 2022, all respectively.

Private Placement

In 2023, the Company started offering shares of its Class A common stock, par value $0.0001 per share in a private placement. During the year ended December 31, 2023, the Company issued a total of 6,039,063 shares of Class A common stock for gross proceeds of $966,216 at a price per share of $0.16. As of December 31, 2023, $13,750 was recorded as subscription receivable in the consolidated balance sheet.

Warrants

The Company issued 1,000,000 warrants to purchase Class A Common Stock (the "Common Stock") to Lawbot at an exercise price of $1.20 per share in connection with the acquisition discussed in Note 6. The warrants remain unexercised as of December 31, 2023 and expire on January 31, 2030.

Other Issuances

In 2022, the Company issued 1,500,000 shares of Class A common stock in conjunction with the asset purchase agreement discussed in Note 6. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share.

In addition, 2,167,610 shares of Class A common stock were issued in connection with the licensed intellectual property discussed in Note 5. The shares were attributed a fair value based on the active price of the Company's shares of common stock at issuance date at $1.00 per share.

As of December 31, 2023 and 2022, 54,096,689 and 44,631,838 shares of Class A common stock and 12,427,839 and 12,427,839 shares of Class B common stock were issued and outstanding, all respectively. Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders' continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2023 and 2022, 656,451 and 2,486,119 shares of Class A common stock were unvested and remained subject to the repurchase option, respectively.

LawBot, LLC

Concerning LawBot, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 9: RELATED PARTY TRANSACTIONS

In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes bear a simple interest rate of 8% per annum and mature on March 31, 2026, as amended. As of December 31, 2023, the total principal of $284,843 and the accrued interest of $134,779 remain outstanding. During the year ended December 31, 2023, the interest expense recognized amounted to $27,668.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* including subsequently issued ASUs, to clarify the implementation guidance in ASU 2016-13. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. ASU 2016-13 will be effective for private companies' fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2016-13 will have on the Company's consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350)*, simplifying Accounting for Goodwill Impairment. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is adopted this standard effective January 1, 2023 and the adoption of such did not have a material impact on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $1,527,624 and $1,387,919, respectively. The following table presents the deferred tax assets by source:

	December 31	
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 1,339,541	$ 1,299,325
Research and development credits	188,083	88,594
Cash to accrual differences	-	-
Valuation allowance	(1,527,624)	(1,387,919)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 24.95%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $5,368,902 and $5,207,714, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 12: SUBSEQUENT EVENTS

Class A Common Stock Issuance

Through the issuance date of these consolidated financial statements, the Company raised gross proceeds of $60,000 through the issuance of 375,000 shares of Class A common stock, in the aggregate, at a price per share of $0.16.

2020 Incentive Plan

On January 31, 2024, the Board of Directors approved the increase in the number of shares available for award under the 2020 Incentive Plan from 6,000,000 to 8,000,000 shares of common stock.

Management's Evaluation

Management has evaluated subsequent events through November 12, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Find, Research, and Track Your Next Startup Investment

Kingscrowd is informing private equity with a comprehensive U.S. database, offering real-time insights on nearly 10,000 private companies. Serving consumers, institutions, and founders, we provide AI-powered analytics, portfolio tools, and data solutions tailored to Reg CF and Reg A+ markets.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


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YOUR NEXT STARTUP INVESTMENT
KINGSCROWD

$133,484.43 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

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$0.18 Per Share

PREVIOUSLY CROWDFUNDED
$5,758,429

RAISED	INVESTORS
$133,484.43	81
MIN INVEST	**VALUATION**
$499.86	$13.93M

REASONS TO INVEST

- Over $3 million in lifetime sales. Near 100% market coverage of Reg CF/A+ equity/debt markets
- Over $2 million in managed assets with KingsCrowd Capital.
- Acquired Lustro, a leading CF/A+ investor relations platform on January 25th.

TEAM



Chris Lustino • Chief Executive Officer, Principal Accounting Officer, Director

Founder & CEO of KingsCrowd since 2018 with a background in private equity and venture backed startups with millions in sales since founding. Co-Founder & GP of KingsCrowd Capital and formerly founder of SIC, one of the first alt investing blogs (acq. 18).
*Past individual success does not guarantee that KingsCrowd will have the same success.

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Peyton Meredith • COO - raisepapers

A passionate COO and founder herself that ensures a quality experience for our intermediaries and founders alike at raisepapers. She has spent her entire career at startups including running her own wellness business.

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Brian Belley • VP of Product

A seasoned tech leader with a rich background in engineering, venture investing, software development and entrepreneurship. He's made 220+ angel investments on platforms like StartEngine. Founded Crowdwise (acq. 2020 by KC) & serves on the Board of the CFPA.

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Scott Kitun • Co-founder & COO at Songfinch, Advisor to Kingscrowd Capital

Media entrepreneur and investor with 2 exits and Co-founder/COO of Songfinch. Grew Songfinch into a 9-figure business, backed by major tech/music names. Made over 20 seed investments and has had many successful exits.
*Past individual success does not guarantee that KingsCrowd will have the same success.

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Sam Fiske • Head of Content

Media strategist and content creator. Transformed Technori into a leading digital media brand. EP for industry-leading Technori and Inside Startup Investing podcasts. Featured in AP, Vice, & WSJ. Led video projects for Salesforce, Capital One & Home Chef.

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Léa Bouhelier-Gautreau • Senior Investment Associate

Impact investing and sustainability enthusiast. Formerly with Stanford's StartX, led Malawian startup study. Volunteers aiding entrepreneurs in Cameroon, Brazil, Colombia. Anthropology grad, holds an MBA from UC Davis.

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Teddy Lyons • Senior Investment Associate

Background in VC and investment banking. Ex-Deutsche Bank analyst, TMT group. Former Alchemi Capital associate. Economics and Psychology grad from Wesleyan University, ex-varsity soccer captain. Holds a Masters in Finance from Boston College.

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Chris Martin • Integrated Operations Manager

Operated as a QA & Tech Lead at Hill Holliday & EP+Co for over 8 years. Specializing in WCAG, shift-left DevOps, and remote team management. Takes pride in picking up new skills and wearing multiple hats in order to get the job done.

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Michael Vandenbos • VP of Business Development

Mike leads the Business Development Team at KingsCrowd as an experienced entrepreneur in helping scale companies to profitability. Mike is passionate about growing startups and believes crowdfunding is an emerging champion of online capital formation.
*Past individual success does not guarantee that KingsCrowd will have the same success.

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Connor Loveless • Director of Sales

A seasoned sales executive with several years experience in the financial services industry including time spent at Startengine and BHG Financial with deep knowledge of working with founders and business owners capital needs.

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Cecilia Lenk • Director

A seasoned executive with more than a decade of angel investing experience and seven years working to help pioneer the equity crowdfunding markets.

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Daniel Waterman • Director

A member of the kingscrowd board for the past six plus years representing the Nantascot Holding in KingsCrowd.

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THE PITCH

Meet Kingscrowd

The alternative investment landscape is undergoing a seismic shift. Fueled by technological advancements and regulatory changes, the $13 trillion alternative asset market[x], traditionally inaccessible to most, is rapidly opening up to the masses. As a growing player in this market, we provide comprehensive, data-driven solutions to all constituents.

We empower individuals to view details about opportunities beyond traditional stocks and bonds.

Imagine a future where investors effortlessly allocate capital across startups, real estate, art, digital assets and more – gone are the days of the outdated 60/40 investment portfolio.

With a strong product-market fit, our focus will be on:

- **Scaling our sales and marketing efforts:** Hiring dedicated sales professionals, partnering with a leading marketing agency, and allocating substantial resources to expand our reach and acquire new subscribers.
- **Enhancing our performance tracking solutions:** Investing in R&D to develop more sophisticated tools and robust performance-tracking solutions for our clients.

We believe this strategic approach can help solidify Kingscrowd's position as the go-to platform for navigating the exciting new world of alternative investments.


Our Highlights
KINGSCROWD
$3M+
Lifetime sales
Lean Team
of 8 full time
Strong Service
growth including acquisition of Lustro IR platform
Investments
over half of initial 33 investments have showed >20% YoY revenue growth from 2022 to 2023
AI-Applied Technology
for producing analyst reports and in-depth research at scale
Data Utilized in SEC Funded Studies
and in university studies including ND, IU, USC and more
Launch
of Data API and first institutional data clients
Strong Product Market Fit
across our consumer and founder service business

**Gross revenue growth does not indicate profitability or guarantee future performance. Increased revenue may come with higher costs, and portfolio companies may never achieve a liquidity event.*

WHERE WE ARE GOING

Expanding Our Reach and Impact

Kingscrowd has continued to consolidate the market for investment research and founder advisory services. Since being founded over seven years ago, we have acquired five pioneering organizations across our market from Crowditz in 2018 (the first data provider in the market), to our most recent acquisition, Lustro providing an IR services platform to founders. Through our acquisitions and product development we have created a comprehensive suite of investment research and founder advisory service capabilities for the newly emerging Reg CF and A+ space.

Where We're Going



Investing Heavily
for the first time in our history in outbound sales and marketing

Hire
sales leaders to focus on founder advisory sales

Invest in R&D
to build out more comprehensive performance tracking tools for KC inc.

Hire
a marketing agency with significant marketing budget to grow consumer business

Launch
higher-tiered membership and pro-level subscription

Create
a new fund product that is highly differentiated in the market (e.g., profitability fund, debt fund)

**This roadmap outlines our future plans and objectives, which are subject to change and not guarantees of future performance or implementation.*

THE KINGSCROWD DATABASE

Setting The Standard in Private Equity Data

Over the last seven years, Kingscrowd has developed a comprehensive, accurate and powerful private equity database. We have done this by leaning into the fast growing Reg CF and Reg A+ equity and debt markets.

We believe these new retail private equity/debt markets provide an opportunity to build the most powerful private market database because of three key factors:

A Fast Growing Market

that has grown from a couple hundred offerings a year to over 1,500+ a year in 2024 and continuing to grow providing a large base of companies to track

A Wide Breadth of Companies

from companies just forming their entities with an idea on a piece of paper to companies with $300M+ in revenue prepping for IPOs and everything in between

Real, CPA Created, Standardized

financial statements and terms provided for nearly every offering with two years of CPA created financial statements including two years of income statements, balance sheets and cash flow statements required to be filed with the SEC

This has allowed us to build one of the first database with standardized, financials on nearly 10,000 private companies. If the markets continue to grow as they are today, our database could grow to over 100,000+ private companies in the next five to ten years, according to our data. For context, there are only 4,000 public companies in the United States. Companies like Bloomberg, S&P, and Morningstar primarily track data on publicly traded companies.

Public Market Data Companies

A massive industry of data and research companies to support the public markets



Bloomberg	MORNINGSTAR	S&P Global
$100B+	$14.4B	$158.5B

**The above companies are distinct companies with distinct operations at different stages of development, and have no relation to Kingscrowd's valuation.*

We are proud of the breadth and comprehensiveness of our data.

We have also developed mechanisms and APIs to be able to collect real-time performance data on every business raising capital in these markets. For instance, we collect daily amounts raised for every company and monitor how the markets are performing, and can historically identify really interesting market insights for investors, founders, platforms and other market participants. Building on this, we have a growing body of follow-on performance data through the creation and collection of SEC required annual reports for Reg CF companies and ongoing semi-annual and annual reporting requirements for Reg A+ companies. While we are not there yet, we believe this will allow us to long-term build better performance models for assessing private companies in a way that we've never seen before.

Our Sustainable Competitive Advantage

We're building a flywheel and moat around unparalleled data


COMPANY DATA
USER DATA
CORE DATA PLATFORM
INDUSTRY DATA

COMPANY DATA

- Founders
- Business Metrics and Financials
- Deal Terms and Valuations

INDUSTRY DATA

- Historical Fundings and Trends
- Top Platforms and Brokers
- Exits and Failures

USER DATA

- Portfolio, Watchlist
- Crowd Sentiment
- Interest (Clicks/Views)

THE AI REVOLUTION

Data is the New Gold Rush

The AI revolution is here, NOW. While the race to develop cutting-edge LLMs intensifies, we believe the true gold rush lies in the data that fuels them. As LLMs become increasingly commoditized, we believe the quality and uniqueness of the underlying datasets will be the differentiating factor.

Kingscrowd's Advantage
We believe Kingscrowd is uniquely positioned to capitalize on this paradigm shift with our meticulously curated dataset by expert analysts and a depth and breadth that is incredibly hard to replicate.

AI-Powered Solutions
We develop AI-driven tools for investment screening, recommendations, and decision-making for:

- Improved investment screening
- Enhanced investment recommendations
- Better decision-making across the entire investment lifecycle

Shaping the Future of AI
Kingscrowd is not just trying to build for the future of AI; we want to shape it. Our data-centric approach empowers investors with the insights they need to navigate the complexities of the evolving investment landscape.

WHO WE SERVE

The All-in-One Platform for Digital Private Markets

We think of ourselves a bit like a Bloomberg meets Thomson Reuters meets Blackrock. We are a data, founder advisory service, and capital allocator built into one solution to power a new generation of private capital markets.

We serve consumers, institutions (including all constituents in the Reg CF and Reg A+ markets such as platforms, broker-dealers, marketing agencies, and law firms), and founders with data-driven solutions uniquely tailored to the digital private markets.


Our Business Structure
KINGSCROWD
INSTITUTIONAL
DATA
ADVISORY
CONSUMER
KINGSCROWD CONSUMER
Edge
Edge Premium
Capital
Sponsorship
Events
KINGSCROWD ADVISORY
Raisepapers (Form Filings, Consultations)
Investor Relations
KC Market Comps Tool (Valuation, Referrals)
KINGSCROWD INSTITUTIONAL
Data
API

For consumers, we provide a suite of data tools that power search, due diligence and management of their RegCF and Reg A+ equity and debt investments. We have found strong product market fit providing ratings, analytics, AI powered analyst reports, podcast, educational webinars and content, portfolio management tools and much, much more.


Deal Explorer
7 of 7 active Startup Deals
Raised this week ($)
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KingsCrowd Rating
4.8 and up
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Analyst Report
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Deal to Watch
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Industry
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Platform
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1 selected
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Valuation
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Paleblue
The company makes sustainable and rechargeable Li-ion batteries. Paleblue batteries are fast charging,...
$225,950 / $1,235,000 RAISED
12/21/2023
3/21/2024
29 days left
Energy, Power, & Natural Resources
VALUATION:
$16,800,000
SECURITY TYPE:
Convertible Note
PLATFORM:
Wefunder
View Deal
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Nada
It is a real-estate technology company that brings buying and selling real estate online without paying a...
$252,404 / $618,000 RAISED
1/7/2024
4/23/2024
62 days left
Real Estate & Construction
VALUATION:
$27,400,000
SECURITY TYPE:
SAFE
PLATFORM:
Wefunder
View Deal
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Advancing Eco Agriculture
Pirouette Medical
Deal 3
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Add up to 3 more deals

We collect 300 data points for each offering, enabling us to leverage our proprietary rating algorithm to evaluate investment opportunities based on key fundamentals such as valuation, revenue, revenue growth, burn rate, and more.


Ratings
Rating
Risk Rating
Risk-adjusted Rating
Last rated on 02/21/2024, Ratings v3.3 - Growth Stage
Overall
Price
Market
Team
Differentiators
Performance
Overall
4.9
Ratings Breakdown
Price
4.8
Market
4.9
Team
3.3
Differentiators
3.6
Performance
3.8
Ratings Commentary
Paleblue's current investment opportunity has a rating of 4.9.
This places Paleblue above the median rating of 3 for all comparison growth stage deals.

KINGSCROWD CAPITAL FUND

Democratizing Alternative Investments

Kingscrowd Capital pioneers a new era of alternative investing. Our flagship fund, built on a foundation of proprietary data and AI-powered analysis, provides investors with exposure to a hand-picked portfolio of varied companies across the Reg CF and Reg A+ markets.

We built an ETF-like fund product with Kingscrowd Capital, a data-driven fund exclusively investing in deals on platforms like StartEngine.

Key Features:

- Curated Exposure: Each investment provides access to a curated portfolio of carefully selected companies by our sophisticated algorithm.
- Thematic Innovation: We're expanding our fund offerings to include thematic options, such as female founder funds, impact investing funds, and sector-specific funds (e.g., cleantech).
- Cutting-edge Technology: Our innovative approach leverages automation and AI to streamline deal flow, optimize portfolio construction, and deliver cost-effective solutions for investors.

Traction & Success

- Fund Size & Investors: $2M+ Beta Fund raised from 65+ Kingscrowd customers
- Investments: Over half of initial 33 investments have showed >20% YoY revenue growth from 2022 to 2023 **Gross revenue growth does not indicate profitability or guarantee future performance. Increased revenue may come with higher costs, and portfolio companies may never achieve a liquidity event.*
- Investment Strategy: Investing in 100+ companies that are identified as strong candidates for revenue growth by our proprietary rating algorithm (5+ years of data) **Selected companies are not guaranteed to see increases in revenue.*

The Future of Investing:
Kingscrowd looks to establish itself as a leader in private investing. We are building a suite of cutting-edge fund products that are accessible, diversified, and driven by data-driven insights.

KINGSCROWD INSITUTIONAL

Our Goal To Become An Industry Leader

Kingscrowd began with a singular focus: empowering individual investors. As our data grew richer and more comprehensive, we recognized a broader opportunity. Today, we've become an **integral data and insights provider** for the entire alternative investment industry.

Kingscrowd data is quickly becoming the industry standard. With its depth and breadth, our data empowers a wide range of players, from individual investors to established platforms.

You will be hard-pressed to find a platform or industry player not utilizing our data. We have even had major universities across the country purchase our data to develop new bodies of research on this market including Notre Dame, USC, Indiana University, University of Mississippi, Duke University, Michigan State, and more.

Used by University Professors

Powering the Next Generation
Our commitment to innovation extends beyond data. We've built a robust API infrastructure that serves as the foundation for the next generation of industry players. Platforms like Dealdigger.co leverage the power of the Kingscrowd data API to deliver valuable insights to their users.

KINGSCROWD ADVISORY

Helping Startups Navigate Crowdfunding

During our years of services, we encountered many startups and companies that expressed their difficulty navigating the complex and often confusing process of crowdfunding in the US. Between understanding which professions to engage for specific services, learning how deals are structured, and even deciding if CFs are the right move, and more, we created our Advisory services to help met the growing demand in the market.

Leaning on our many years tracking top performing startups, our expertise provides invaluable data, assistance, and guidance to potential raisers.


Founder Advisory
Acquisition/Expansion
Determine if CF is for you
Determine valuation/ size or raise/platform
Determine deal structure and form documentation
Help with investor relations updates and outreach
Help with follow on reporting and SEC required reporting
Determine if a future raise makes sense + provide all support services
KINGSCROWD Valuation
raisepapers
KINGSCROWD Investor relations
KINGSCROWD ADVISORY

ABOUT

HEADQUARTERS
101 Glen Lennox Drive
Chapel Hill, NC 27517

WEBSITE
View Site

Kingscrowd is informing private equity with a comprehensive U.S. database, offering real-time insights on nearly 10,000 private companies. Serving consumers, institutions, and founders, we provide AI-powered analytics, portfolio tools, and data solutions tailored to Reg CF and Reg A+ markets.

TERMS

Kingscrowd

Overview

PRICE PER SHARE
$0.18

VALUATION
$13.93M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$10K - $2.5M

Breakdown

MIN INVESTMENT
$499.86

OFFERING TYPE
Equity

MAX INVESTMENT
$2,499,999.84

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
55,555

MAX NUMBER OF SHARES OFFERED
13,888,888

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$520,412	$690,243
Cash & Cash Equivalents	$427,009	$581,960
Accounts Receivable	$78,329	$0
Short-Term Debt	$1,615,142	$871,936
Long-Term Debt	$6,389	$6,389
Revenue & Sales	$716,965	$576,460
Costs of Goods Sold	$4,466,408	$5,705,385
Taxes Paid	$0	$0
Net Income	-$3,765,823	-$5,056,781

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Loyalty Bonus - As a valued previous supporter or newsletter subscriber of KingsCrowd, you qualify for 15% bonus shares.

Time-Based Perks

Early Bird 1: Invest $499+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 22% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares

Flash Perk 1: Invest $2,500+ between day 30-35 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 55-60 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $499+ and receive 1 free month of Edge subscription for new subscribers

Tier 2 Perk: Invest $1,000+ and receive 3 free months of Edge subscription + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 6 months free Edge subscription + 10% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 1 year free Edge subscription + 12% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive 1 year Edge + 50% off minimum investment on KC Capital Fund + 15% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive 2 year Edge subscription + 50% off on KC Capital fund investment minimum + 50% reduction in carry fees + 20% bonus shares.

The 10% StartEngine Venture Club Bonus

KingsCrowd will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.18 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $18. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

ALL UPDATES

03.21.25

Kingscrowd Onboards Marketing Agency

Dear investor,

As many of you likely already know, a major emphasis for our use of funds in this round of capital raising is growth through the implementation of scaleable marketing and sales.

When it comes to growing our paid Edge membership base, the key to unlocking growth on this front is to begin actively marketing our services to our core persona audience.

Over the years, I have been adamant about leading with product-led growth and ensuring that before we spend a dime on marketing we feel confident that we have product market fit and extremely clear user personas we can target.

We are now at the juncture where we are ready to start ramping up our Edge membership base by actively marketing our services to 25-55 years old individuals who make $100K+ per year with general interest in investing. (There are even more details we have on our core personas but will keep it general here.)

When we think about the type of creative and strategy we want to undertake it will look similar to what you may see from the likes of Robinhood that have a similar persona.

We hired SEMHawk about six weeks ago to build out our marketing infrastructure (e.g., tracking links, landing pages, lookalike audiences, creative copy, imagery and video) and to manage our go-to-market including how we allocate, deploy, track and measure spend and performance.

As we get up and running with our first-ever scaled-up ad campaign in the coming weeks, we will begin testing and iterating as we aim to create awareness, then engagements and finally conversion to free and paid memberships.

Through this testing and iteration our goal is to establish a baseline customer acquisition cost where we feel we can predictably and repeatably grow our paid user base in the coming months and years.

Thanks for your support. Each dollar raised helps us execute on our growth strategy.

Sincerely,

Chris Lustrino

03.20.25

Why This PE Investor Just Backed Kingscrowd

Dear investor,

I am excited to say that Peter Yi, Chief Investment Officer at Harmonic Equity Partners has made a significant investment into this current round of funding. Additionally, he is joining Kingscrowd as an advisor to help with growth/market strategy, product innovation and general guidance.

In his own words, Mr. Yi feels that, "As alternative assets become increasingly accessible, platforms like Kingscrowd are poised to play a critical role in shaping the future of private market investing."

Something I have been committed to since starting Kingscrowd is trying to drive buy-in from established private equity and venture investors. The reason for this is if our industry is going to dramatically scale, we will need buy-in and adoption from the established PE incumbents to support a digitally native private market ecosystem.

Having an opportunity to work with Peter as an investor/advisor is an opportunity to understand where he sees our blind spots and learn about how we as a company and industry need to continue to evolve and mature in order to make the retail private markets a more predominant part of the private market capital stack.

Onward and upward.

Best,

Chris Lustrino

03.11.25

211%+ YoY Founder Advisory Growth

Dear investor,

Since the beginning of the year we have seen robust growth in our founder advisory sales including a 211% growth in sales (cash-basis, non-audited) through the end of February.

This growth can be attributed to three contributing factors.

1. We've built a deep pipeline of potential clients over the past 12 months through referring partners, educational programming, repeat client growth and newsletter marketing that leverages the Kingscrowd database.

2. We expanded our product set to include consult services through our Launchbox offering as well the ability to support issuers pursuing RegDs, token offerings and Reg S.

3. We hired our first Director of Sales at the beginning of the new year to unlock our deep pipeline and further build our client and referring partner base.

With a full-time sales team member in place, we have also seen really solid growth in our C-AR business. This is the required annual report founders must file for up to three years after conducting a Reg CF offering. Through the end of February, we are just two form filings shy of hitting our sales mark through the end of March last year. This could potentially lead to increased revenue and enhanced access to performance data for investors.

With over 100 potential deals in our pipeline and the roll-out of our founder IR platform this spring, we believe we are well-positioned to potentially see continued growth in our founder advisory business. (projection).

Best,

Chris

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.06.25

Kingscrowd 73% YoY Account Growth

Dear investor,

One of the key challenges we have found in running a data business in this new alternative investing landscape is that very few people still have ever heard of alt investing. In fact, of the several hundred millions of investors now eligible to invest in private companies, only about 3M actually have since 2016.

This led us to the realization about 18 months ago that if we were ever going to build an effective marketing funnel to grow our business we would need to lead with educational content.

It's not enough to tell people you can invest in startups, they need to understand the why, the how and the nitty gritty mechanics of how it all works. That has led our team to focus on creating engaging and educational content to help educate new investors on how this space works.

Content such as my podcast Inside Startup Investing where I interview a different founder raising capital via equity crowdfunding each week, as well as our Investment Roundtable where our analyst team dives in on all sorts of investment topics in our space, quick-segment shorts (to coincide with a new age of tiktok like content), live startup showcase events in cities across the US and sponsored educational webinars around alts like this one with Directed IRA as well as quarterly demo days to showcase great founders raising capital in this space.

Each and every piece of content we create is intentional and meant to help answer investor questions about navigating these new investing waters from understanding how it all works to getting opportunities to ask founders with live raises questions in real time.

So what has this led to?

Over the past year we have seen our monthly active users on Kingscrowd increase 30%+, driven by a 39% YoY organic search impression growth and 48% YoY organic click-growth on Google with over 20,000 new users now discovering us via search every quarter.

Across Youtube we are seeing thousands of new views and a younger audience in the 25-35 category beginning to take an interest in what we have to say.

Additionally, our free user account signups are up 73% YoY meaning more people are creating Kingscrowd accounts to track their portfolios and screen deals, which is the entry point to converting them into paid customers. And once there, our Pitch Reviews newsletter is performing extremely well, with a 59% weekly open rate meaning we have extremely high engagement amongst our subscribers.

Put simply, we have built a robust content engine that is fueling our user acquisition and top of funnel growth. Now, we are teaming up with a marketing agency who will be leveraging our content to begin reaching a far broader audience through paid mediums and focused retargeting and messaging.

In summary, we have built the sustainable building blocks to create a marketing funnel that can drive meaningful growth in our consumer subscription business going forward.

Best,

Chris Lustrino

02.25.25

Last day For Early Bird Bonus Shares

Dear investor,

We are approaching the second week of our funding round on Startengine, which means that our early bird bonuses that include 10-25% bonus shares will be ending tomorrow.

This is your chance to claim your bigger stake in Kingscrowd. Some reasons why you may want to invest based on how we are kicking off 2025?

1. Through the first six weeks of the new year our founder advisory sales were up 300%+ on the backs of hiring our first Director of Sales.

2. We acquired Lustro, an IR platform built specifically for the equity crowdfunding industry that we will be integrating into Kingscrowd's platform in the coming months.

3. We have hired our first marketing agency to help us put in place the digital marketing infrastructure needed to invest in the growth of our consumer business.

Invest today!

Best,

Chris Lustrino

Add the Reg CF disclaimer. This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.24.25

Reminder: Product Roadmap Webinar Today

This is a quick reminder that me and our VP of Product, Brian Belley will be hopping on at 3ET today to discuss:

1. Our latest product enhancements and additions
2. Our key 2025 priorities and new product launch plans
3. How we plan to integrate our latest acquisition, Lustro, into our suite of advisory tools

This will also be an opportunity to ask questions live and provide your product suggestions to Brian!

Be sure to sign up here and join us!

Sincerely,

Chris Lustrino

Founder & CEO

Kingscrowd

Note: This webinar is for informational purposes only and should not be considered an offer to sell or a solicitation of an offer to buy any securities.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.20.25

Invite Only: Product Roadmap Webinar

On Monday, February 24th, I will be hosting a product roadmap webinar with our VP of Product, Brian Belley. Brian Belley joined Kingscrowd full time in 2020 after Kingscrowd acquired his company Crowdwise where he helped investors navigate becoming startup investors.

He has made well over 200 equity crowdfunding investments and has been an integral member of our team for nearly five years. In addition, he serves on the board of the CFPA (Crowdfunding Professional Association) and is helping to shape the future of policy to enhance our industry.

If you haven't met Brian yet this is a great opportunity to hear about:

1. Our latest product enhancements and additions
2. Our key 2025 priorities and new product launch plans
3. How we plan to integrate our latest acquisition, Lustro, into our suite of advisory tools

This will also be an opportunity to ask questions live and provide your product suggestions to Brian!

Be sure to sign up here and we look forward to seeing you on Monday.

Sincerely,

Chris Lustrino

Founder & CEO

Kingscrowd

Note: This webinar is for informational purposes only and should not be considered an offer to sell or a solicitation of an offer to buy any securities.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.17.25

Kingscrowd Acquired Leading IR Platform

Dear investor,

In addition to launching our capital raise on Startengine, I am happy to provide more details on our latest acquisition, Lustro, which we closed on at the beginning of January.

Lustro is a prominent investor relations platform built specifically for the Reg CF and Reg A+ markets.

So what does this mean for Kingscrowd? Put simply, we aim to better serve investors and founders

On the investor side, one of the largest pain points we consistently hear from our clients is that they do not consistently receive informative updates from their portfolio companies.

Enter Lustro!

Lustro is designed to provide founders with simple, templatized tools and prompts to make creating investor updates quick and easy. More importantly, it provides a platform solution where all historical updates and information can be stored and made easily accessible to investors.

Going forward, we will integrate Lustro's technology into the Kingscrowd platform, which means:

1. Founders may claim their page on Kingscrowd and access a free portal to create, store and distribute all investor updates going forward.
2. Investors, whether Kingscrowd users or not, can always go to this portal on the Kingscrowd site to find all historical and ongoing reports and updates from founders they have invested in.
3. Founders and investor interactions can be simplified. For instance, we see many instances where founders who have utilized three, four or even five platforms struggle to make sure their thousands of investors actually receive their email updates. Investors often can miss these updates because of spam or investors simply forgetting what email they have on file. Now, investors can always go to our IR portal and see all historical updates for their portfolio companies.
4. Kingscrowd aims to enhance its ability to track company progress and collect more performance data.
5. Kingscrowd can communicate with founders utilizing our IR tools to provide future consult services, form filing services, or reporting services to clients through our raisepapers platform.

On a business level, this means we can:

1. We aim to create more value for investors by providing more ongoing reporting on their portfolio companies and thus stickiness of our product, which in turn will help increase LTV.

2. Grow our consumer top of funnel as more investors create free accounts to access the investor update hub for their portfolio companies.
3. Grow our database of ongoing performance/progress data.
4. Grow our top of funnel for our founder advisory services by providing an essential free founder service.
5. Complete our suite of founder advisory tools.

The Lustro acquisition is part of our commitment to positioning Kingscrowd as a comprehensive information and resource hub for equity crowdfunding.

Sincerely,

Chris Lustrino

Founder & CEO

Kingscrowd

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$499

Tier 1 Perk

Invest $499+ and receive 1 free month of Edge subscription for new subscribers

Select

$1,000

Tier 2 Perk

Invest $1,000+ and receive 3 free months of Edge subscription + 5% bonus shares.

Select

$2,500

Flash Perk 2

Invest $2,500+ between day 55-60 and receive 10% bonus shares

02 Days 01 Hours 12 Minutes 35 Seconds

Select

$5,000

Tier 3 Perk

Invest $5,000+ and receive 6 months free Edge subscription + 10% bonus shares.

Select

$10,000

Tier 4 Perk

Invest $10,000+ and receive 1 year free Edge subscription + 12% bonus shares.

Select

$25,000

Tier 5 Perk

Invest $25,000+ and receive 1 year Edge + 50% off minimum investment on KC Capital Fund + 15% bonus shares.

Select

$50,000

Tier 6 Perk

Invest $50,000+ and receive 2 year Edge subscription + 50% off on KC Capital fund investment minimum + 50% reduction in carry fees + 20% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Yaakov Hersh
6 days ago

i think this can be a great investment.
I am thinking strongly to invest 5k
can you please talk about timeline for exit strategy and
if all goes according to plan
what multiples we can be talking about
thanks

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Glenn Burney
9 days ago

Hi Chris,

Is an invest in Kingscrowd also an investment in Kingscrowd Capital?

Thank you,
Glenn

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Michael Pasieczny
11 days ago

Chris,

As Kingscrowd is scaled, would you consider the investment in marketing to be the primary focus to generate more revenue? What platforms would be utilized to enhance Kingscrowd presence finding and obtaining new clients/customers and to separate from the competition?

Thanks,
Mike

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Liesheng Long
2 months ago

1) the valuation seems to go up about 40% since 2024. What has improved to justify that?
2) this perk seems to be gone: "Early Bird 1: Invest $499+ within the first 2 weeks and receive 10% bonus shares". Not sure the two-weeks have elapsed or not, but another first-2-week perk for $1000+ investment is still available. Looks like this $499+ Early Bird perk is removed?
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Fred Hawkins III
2 months ago

Is app development something you are currently working towards to better streamline data presentation for both your retail and business customers?
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Christopher Lustrino
Kingscrowd • 2 months ago

Hi Fred,
Just to make sure I am clear, are you asking if we will be launching an app for your phone? Or are you asking if we are working on general product development that will continue to make accessing our data and information more accessible?

Thanks,
Chris
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Mirko Turrina
2 months ago

I like what your are doing and then value proposition, yet Please walk me to your Company Valuation methodology because I can't see any green there.
Second, how do you plan to monetize your service to be profitable?
When do you expect to clear your accumulated deficit?
Since data are the new gold: how much do you value them?
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Fred Hawkins III
2 months ago

What is the end goal in the vision for your company? To become a full fledge Venture Capital for private institutions? Become a hedge fund? To IPO? Acquisition?

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Christopher Lustrino
Kingscrowd • 2 months ago

Thanks for the question Fred. We have pretty large ambitions. As stated above, We think of ourselves a bit like a Bloomberg meets Thomson Reuters meets Blackrock. We are a data, founder advisory service, and capital allocator built into one solution to power a new generation of private capital markets.

From my perspective the grand schema goal is to own the worlds private market data as the trillions in traditional private market transactions in private companies, real estate, credit and so on become digitally native, we want to sit at the center of that universe and own the data on a global scale. From there, the ability to create a suite of insight driven solutions for many different parties becomes a possibility. Much of it we are doing today but not at scale and the markets are just getting started.

In short, S&P, Bloomberg and Morningstar collectively are worth over $300B today and cover our market of opportunities we think will be superseded by our space in the next 10-15+ years. We see an opportunity to build one of the largest and most important data companies of the next 10-20 years.

We are certainly not there yet and there is no guarantees the markets will grow as we expect nor that we will be the ultimate winner, but that is our ambition.

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Rikesh Govan
2 months ago

According to your last filling (1-SA) revenues are down almost 25%, $500k 2024 annualized vs the $750k of 2023. You are asking for a 25-30x rev multiple, what growth opportunities justify this? How did 2024 end for revenues and cash on hand as it seems there's a cash crunch?

I am glad you guys came down from that $40M valuation at 100x multiple, that was just wild.

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Christopher Lustrino
Kingscrowd • 2 months ago

Thanks for the great question.
To your first questions, there are a few things to mention, which I will provide in more detail below.

But, in short, we have a healthy balance sheet and are nearing the million dollar annualized revenue mark at this time (projection).

As far as some of the points you made, I should note, all of our official reporting is on an accrual basis rather than cash basis, which shifts when revenues are recognized. For instance, if we close on a sponsorship in June for $10K but we don't fulfill that sponsorship until September, it won't be recognized in the first six months of the year. In addition, there are instances where we sign contracts but won't collect for three plus months on the advisory side if the service won'tbe delivered until then. In reality, our sales and signed contracts through the first six months of the year were actually slightly up year over year (cash basis + signed contracts, non-audited). Additionally, we are not in a cash crunch. Once again the financials are a moment in time, that time being the day of June 31st. In reality, we were in process of still closing our funding round and not all commitments had hit our balance sheet. Today we have over $300K on the balance sheet and are in a healthy situation.

Lastly, we ended the year with revenues pretty much in line with the $700K+ 2023 revenues but with a couple of major caveats. In 2024, we decided to wind down a few legacy business lines of revenue we no longer felt we could run profitably nor would scale well going forward. This included two old newsletter lines we were running and an old software application we had been running under the raisepapers brand that was part of our initial acquisition, but didn't fit our core competencies. This represented ~$200K in sunsetted revenues (cash basis, unaudited) that we were okay walking away from in order to focus on where we see profitable scaling opportunities going forward.

Where that put us going into this year is three dialed in core revenue lines with product market fit including our consumer, institutional and advisory business lines. And we saw really strong growth across our advisory and consumer lines last year that made up for the $200K in revenues we sunsetted and put us in range of the $1M annualized mark now with significantly more room to grow going forward (projection).

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Prakash Sripathy

2 months ago

Congrats! Chris and team on hitting great revenue milestone. Love what you and your team are doing. I am committing to this round as well. I look forward to more great things to come. You are indeed becoming Bloomberg of RegCF. Best wishes to you and your team...

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With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

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StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:23 PM 12/29/2020
FILED 04:23 PM 12/29/2020
SR 20208785839 - File Number 6662790

CERTIFICATE OF INCORPORATION
OF
KINGSCROWD, INC.
a Delaware corporation

ARTICLE 1

NAME

The name of this corporation is KingsCrowd, Inc. (the "**Corporation**").

ARTICLE 2

REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway in the City of Lewis, County of Sussex, zip code 19958. The name of the registered agent at such address upon whom process against this corporation may be served is Harvard Business Services.

ARTICLE 3

PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the "**DGCL**") as the same exists or may hereafter be amended.

ARTICLE 4

CAPITAL STOCK

4.1. Authorized Shares. The Corporation is authorized to issue fifty-one million (51,000,000) shares of Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**"), and fifteen million (15,000,000) shares of Class B Common Stock, par value $0.0001 per share (the "**Class B Common Stock**", and together with the Class A Common Stock, the "**Common Stock**"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

4.2. Common Stock. A statement of the designations of each class of Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

(a) Voting Rights.

(i) Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii) Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. The holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

(c) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner.

(e) Equal Status. Except as expressly provided in this Article 4, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing, (i) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation's capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of the Class B Common Stock, and (ii) in the event of (x) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (y) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of the Class B Common Stock.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "KINGSCROWD, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF MAY, A.D. 2023, AT 8:54 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1847

6662790 8100
SR# 20244516893

Authentication: 205156054
Date: 12-17-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION OF KINGSCROWD, INC.

KingsCrowd, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on December 29, 2020 (the "**Certificate of Incorporation**").

2. Section 4.1 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

> 4.1. Authorized Shares. The Corporation is authorized to issue one hundred fifty million (150,000,000) shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and fifteen million (15,000,000) shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Christopher Lustrino, its President, this 19th day of April, 2023.

DocuSigned by:
By: Chris Lustrino
81498356CA20444...

Christopher Lustrino
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:54 AM 05/01/2023
FILED 08:54 AM 05/01/2023
SR 20231717304 - File Number 6662790

(f) Conversion.

(i) Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(ii) Each share of Class B Common Stock shall automatically, without any further action on the part of the holder, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the consummation by the Corporation of an underwritten public offering of the Corporation's securities from which the Corporation receives gross proceeds in excess of $10,000,000.

(g) Transfers of Common Stock.

(i) A Transfer (as defined below) of shares of Class B Common Stock shall not cause the conversion of said shares into Class A Common Stock or otherwise change the character of the shares of Class B Common Stock Transferred.

(ii) For purposes of this Certificate of Incorporation, the following terms have the meanings ascribed to them in this Section 4.2(g)(ii):

(A) **"Transfer"** means and includes any sale, transfer, assignment, gift, donation, or other disposition of such shares of Class B Common Stock or any interest therein, either voluntarily or involuntarily, by operation of law or otherwise, or the entry into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment or similar disposition of, any shares of Class B Common Stock owned by a Person or any interest (including a beneficial interest) in any shares of Class B Common Stock owned by a Person, other than an Involuntary Transfer of such shares of Class B Common Stock.

(B) **"Involuntary Transfer"** means any Transfer of shares of Class B Common Stock upon any bankruptcy, assignment for the benefit of creditors, judicial order, legal process, divorce, execution, attachment, enforcement of a pledge or other encumbrance, or otherwise than by a voluntary decision on the part of the holder of the shares of Class B Common Stock to Transfer such securities.

(h) Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

ARTICLE 5

BOARD OF DIRECTORS

5.1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors of the Corporation (the **"Board"**). In addition to the powers and authority expressly conferred upon the Board by statute or by this Certificate of

Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

5.2. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

5.3. No stockholder will be permitted to cumulate votes at any election of directors.

5.4. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board to adopt, amend, alter or repeal the Corporation's Bylaws. The Corporation's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

ARTICLE 6

CORPORATE EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE 7

LIMITATION OF LIABILITY AND INDEMNIFICATION

7.1. Limitation of Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the DGCL or other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or other law of the State of Delaware, as so amended. Neither any amendment nor repeal of this Section A, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Section A, shall eliminate or reduce the effect of this Section A, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section A, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

7.2. Indemnification and Advancement of Expenses. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person's heirs, executors and personal and legal representatives. A director's or officer's right to indemnification conferred by this Section 7.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director or officer presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by

the Corporation under this Article 7 or otherwise. Notwithstanding the foregoing, except for proceedings to enforce any director's or officer's rights to indemnification or rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director or officer, (or such director's or officer's heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board.

7.3. Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred in Section 7.2 shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

7.4. Insurance. To the fullest extent authorized or permitted by the DGCL, the Corporation may purchase and maintain insurance on behalf of any current or former director or officer of the Corporation against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article 7 or otherwise.

7.5. Persons Other Than Directors and Officers. This Article 7 shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, or to purchase and maintain insurance on behalf of, persons other than those persons described in the first sentence of Section 7.2 or to advance expenses to persons other than directors or officers of the Corporation.

7.6. Effect of Modifications. Any amendment, repeal or modification of any provision contained in this Article 7 shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of any current or former director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification.

ARTICLE 8

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter change or repealed any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ARTICLE 9

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE 10

CORPORATE OPPORTUNITIES

The Corporation renounces to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons delineated in (i) and (ii) are **"Covered Persons"**), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article 10 will only be prospective and will not affect the rights under this Article 10 in effect at the time of the alleged occurrence of any actions or omission to act giving rise to liability.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 10.

ARTICLE 11

INCORPORATOR

The name and mailing address of the incorporator are as follows:

William P. Ruffa
147 Green Peak Orchard N
East Dorset, VT 05253

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 28th day of December, 2020.

By: ______________________

William P. Ruffa, Incorporator